UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Core Laboratories Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

6316 Windfern Road

Address of Principal Executive Office (Street and Number)

Houston, TX 77040

City, State and Zip Code

SEC 1344 (01-19) Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System OMB Number 7100-0091 Approval expires August 31, 2026

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-26(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Core Laboratories Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”).

The Company is unable to file the Form 10-K within the prescribed period without unreasonable effort or expense. Although management has been working diligently to complete all the required information for the Form 10-K, the Company requires additional time to perform certain accounting analyses, compile supporting documentation, and complete management’s evaluation of complex accounting for income tax issues associated with the Company’s operations in multiple jurisdictions, including international operations. Once management’s review is completed, there could be a material, non-cash impact to the Company’s financial statements, which cannot be determined at this time. In addition, the Company’s management may conclude that there was a significant deficiency or material weakness in the Company’s internal control over financial reporting and its disclosure controls and procedures at December 31, 2025. The evaluation of the impact on the Company’s internal control over financial reporting as of December 31, 2025 must be completed prior to the filing of the Form 10-K.

This delay in filing is not the result of any disagreements with the Company’s independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

PART IV – OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Christopher S. Hill, Chief Financial Officer	(713)	328-2673
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Once management’s review is completed, there could be a material, non-cash impact to the Company’s financial statements, which may impact the following accounts:

•
Income Tax Receivable
•
Deferred Tax Assets/Liabilities
•
Income Tax Expense

Forward-Looking Statements

Some statements in this Form 12b-25 are forward-looking statements made under Section 21E of the Securities Exchange Act of 1934. These statements are neither promises nor guarantees but involve risks and uncertainties, both known and unknown, that could cause the Company’s financial and business results to differ materially from our expectations. They are based on the facts known to management at the time they are made. Forward-looking statements include but are not limited to statements about our results for the fiscal year and fourth quarter ended December 31, 2025 and our ability to file the Annual Report before its due date. Factors that could cause results to differ from our expectations include delays in the finalization of the Company’s annual financial statements and other factors and other risks, including those that we have described in our filings with the Securities and Exchange Commission, including but not limited to our Annual Report on Form 10-K, Current Reports on Form 8-K and our Quarterly Reports on Form 10-Q. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in our expectations or any change in events, conditions, or circumstance on which any such statement is based. The Company undertakes no obligation to update the information contained in this Form 12b-25.

Core Laboratories Inc.

(Name if Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned here unto duly authorized.

Dated: March 3, 2026	By	/s/ Christopher S. Hill
Christopher S. Hill
Chief Financial Officer